

05044172

COMMISSION
49

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
NOV 25 2005
PROCESSING

SEC FILE NUMBER
8- 09614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) **AND ENDING** 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GLICKENHAUS & CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 5th Avenue, 7th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Peyser (212) 953-7868
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JAN 25 2006
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas,	New York,	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

We, Seth Glickenhaus and Steven B. Green swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glickenhaus & Co., as of September 30, 2005, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ANTONINA RUFFINI
Notary Public, State of New York
No. 01RU4993437
Qualified in Nassau County
Commission Expires March 18, 2006

Notary Public

Signature

General Partner

Title

Signature

CFO

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

GLICKENHAUS & CO.
(a partnership)

CONTENTS
September 30, 2005



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants



INDEPENDENT AUDITOR'S REPORT

To the Partners of
Glickenhaus & Co.

We have audited the accompanying statement of financial condition of Glickenhaus & Co. (a partnership) as of September 30, 2005, and the related statements of income, changes in Partners' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glickenhaus & Co. as of September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

November 11, 2005

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

GLICKENHAUS & CO.
(a partnership)

STATEMENT OF FINANCIAL CONDITION

September 30, 2005

ASSETS	
Cash	$ 238,693
Securities Purchased Under Agreements to Resell	734,701,827
Receivables from Brokers, Dealers and Clearing Organizations	364,245,470
Securities Owned, at market value (including securities pledged to third parties of $1,074,723,407)	1,260,440,606
Furniture, Equipment and Leasehold Improvements, at cost, less accumulated depreciation and amortization of $688,833	2,347,738
Exchange Membership, at cost (market value of $2,800,000)	251,700
Other Assets	46,084,935
Total Assets	$2,408,310,969
LIABILITIES AND PARTNERS' CAPITAL	
Securities Sold Under Agreements to Repurchase	$ 27,112
Payables to Brokers, Dealers and Clearing Organizations	19,075,300
Securities Sold, Not Yet Purchased, at market value	2,140,764,881
Other Liabilities	3,083,878
Total liabilities	2,162,951,171
Partners' Capital	245,359,798
Total Liabilities and Partners' Capital	$2,408,310,969

See Notes to Financial Statements

GLICKENHAUS & CO.
(a partnership)

STATEMENT OF INCOME

Year ended September 30, 2005

Revenue:	
Interest and dividends	$161,947,063
Principal transactions, net	20,325,785
Investment advisory fees	11,083,437
Commissions	1,106,880
Investment banking	111,794
Other	311,789
Total income	194,886,748
Expenses:	
Interest	157,651,588
Partners' and employees' compensation	6,758,607
Insurance premiums	3,701,740
Clearance	1,565,263
Professional fees	970,548
Communications	605,564
Occupancy	709,213
Depreciation and amortization	107,777
Other	2,442,736
Total expenses	174,513,036
Net income	$ 20,373,712

See Notes to Financial Statements

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

Year ended September 30, 2005	
Partners' capital at October 1, 2004	$237,873,649
Net income	20,373,712
Contributions	33,347,753
Withdrawals	(46,235,316)
Partners' capital at September 30, 2005	$245,359,798

See Notes to Financial Statements

GLICKENHAUS & CO.
(a partnership)

STATEMENT OF CASH FLOWS

Year ended September 30, 2005

Cash flows from operating activities:	
Net income	$ 20,373,712
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	107,777
(Increase) decrease in operating assets:	
Securities purchased under agreements to resell	385,448,478
Receivables from brokers, dealers and clearing organizations	(169,391,348)
Securities owned, at market value	7,435,516,775
Other assets	(7,069,280)
Increase (decrease) in operating liabilities:	
Securities sold under agreements to repurchase	(4,649,384,352)
Payables to brokers, dealers and clearing organizations	(734,450,295)
Securities sold, not yet purchased, at market value	(2,264,856,433)
Other liabilities	(151,678)
Net cash provided by operating activities	16,143,356
Cash flows from investing activities:	
Fixed asset additions	(2,198,144)
Fixed asset disposals	252,290
Additional investment in affiliates, net of repayments	(19,797)
Net cash used in investing activities	(1,965,651)
Cash flows from financing activities:	
Repayment of bank loan	(1,164,399)
Capital contributions	33,347,753
Capital withdrawals	(46,235,316)
Net cash used in financing activities	(14,051,962)
Net increase in cash	125,743
Cash at beginning of year	112,950
Cash at end of year	$ 238,693

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	$ 164,525,912

See Notes to Financial Statements

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Glickenhaus & Co. (the "Company") is a limited partnership primarily engaged as an investment adviser, securities broker-dealer and investment banker conducting business with institutional and individual clients and other broker-dealers located primarily in the northeastern United States.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

Securities owned, securities sold, not yet purchased, and open futures and options contracts are valued at market value, and the resulting realized and unrealized gains and losses are reflected in the accompanying statement of income. Principal transactions, commission revenue and related expenses are recorded on a trade-date basis.

Securities loaned are recorded at the amount of cash collateral received which is generally in excess of the market value of securities loaned.

Federal and state income taxes have not been provided since the Partners are individually liable for their own tax payments. The Company is liable for the New York City unincorporated business tax.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE:

Transactions involving securities purchased under agreements to resell ("reverse repurchase agreements") or securities sold under agreements to repurchase ("repurchase agreements") are collateralized financing transactions and are carried at the amounts at which they will be subsequently resold or repurchased plus accrued interest. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor obtains from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement.

The estimated fair value of the reverse repurchase agreements and the repurchase agreements approximates the carrying amount due to the short-term nature of the instruments.

The market value of collateral accepted by the Company under reverse repurchase agreements was $1,924,371,887, substantially all of which has been sold or repledged. Collateral received from counterparties is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate.

Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under Financial Accounting Standards Board ("FASB") Interpretation No. 41 ("FIN 41"), *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*. At September 30, 2005, the Company's assets and liabilities decreased by $1,190,239,210 as a result of the application of FIN 41.

3. CREDIT FACILITIES:

The Company has credit facilities (the "Facilities") with various financial institutions under which the Company can borrow up to $146,000,000. As of September 30, 2005, $8,428,000 was outstanding under these Facilities. The Facilities bear interest at fluctuating rates based on the federal funds interest rate and are payable on demand. Loans under the Facilities are secured by firm securities.

4. CLEARING AGREEMENT:

Pursuant to a clearing agreement (the "Agreement"), all customer securities transactions are introduced and cleared on a fully disclosed basis through a clearing broker that is a member of the New York Stock Exchange, Inc. (the "NYSE"). Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (the "SEC") Rule 15c3-3(k)(2)(ii).

The Agreement states that the Company will assume customer obligations should a customer of the Company default. As of September 30, 2005, amounts owed to the clearing broker by customers were adequately collateralized by securities owned by the customers.

5. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED, AT MARKET VALUE:

At September 30, 2005, securities owned and securities sold, not yet purchased, consist of the following (in thousands):

Securities owned, at market value:	
U.S. government obligations	$1,075,669
Corporate stock	109,705
Municipal obligations	69,582
Other	5,485
	$1,260,441

Securities sold, not yet purchased, at market value:	
U.S. government obligations	$2,132,489
Other	8,276
	$2,140,765

Securities owned, pledged to third parties under repurchase agreements were $1,189,748,256 at September 30, 2005.

In the opinion of management, in many cases, the use of financial instruments and economic offsetting of similar security positions serve to decrease the Company's overall exposure to market risk.

6. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS:

The balances presented as receivables from and payables to brokers, dealers and clearing organizations consist of the following at September 30, 2005 (in thousands):

Receivables from brokers, dealers and clearing organizations:	
Receivables from clearing organizations	$353,433
Securities failed to deliver	10,812
	$364,245

Payables to brokers, dealers and clearing organizations:	
Securities failed to receive	$10,814
Securities loaned	8,261
	$19,075

7. NET CAPITAL REQUIREMENTS:

As a registered broker-dealer and member of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that minimum net capital be equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At September 30, 2005, the Company had net capital of $58,420,225, which exceeded minimum net capital requirements by $58,170,225.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

8. RELATED PARTY TRANSACTIONS:

Included in other assets are loans to affiliates, which represent entities into which some of the Partners are invested. The loans to affiliates was $20,761,506, including accrued interest, as of September 30, 2005 and are collateralized by properties owned by the affiliates. These loans have no scheduled maturity and bear interest at fluctuating rates based on federal funds interest rates. In management's opinion, the carrying amounts of these loans approximate fair value.

9. COMMITMENTS AND CONTINGENT LIABILITIES:

The Company leases office space under a lease agreement expiring on December 31, 2014. The Company has a one-time option which allows it to terminate the lease at the end of five years by giving at least six months' notice to the landlord together with a payment of $395,901. The lease is subject to escalation charges based on certain costs incurred by the landlord. Minimum rentals, excluding escalation, under the lease agreement are approximately as follows (in thousands):

Year ending September 30,	
2006	$ 337
2007	337
2008	337
2009	337
2010	368
Thereafter	1,608
	$3,324

The Company has purchased "split-dollar" life insurance policies (the "Plan") for four of the Partners. As the sponsor of the Plan, the Company is responsible for paying the annual premiums of $7,735,346 less an amount that the insured is required to pay per statutory regulation. The Company has a lien against the cash surrender value of the policies, to the extent of premiums paid. Upon termination of the Plan, the Company will be entitled to receive the proceeds from the Policies in the amount of the premiums it paid.

10. OFF-BALANCE-SHEET RISK, CONCENTRATION OF CREDIT RISK AND DERIVATIVE FINANCIAL INSTRUMENTS:

In the normal course of business, the Company enters into financial transactions as principal or agent where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and credit risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company's trading activities include purchases and short sales of U.S. government securities as well as the purchases and sales of financial futures and options on financial futures. Subsequent market fluctuations may require purchasing or selling the securities at prices that may differ from the market value reflected on the statement of financial condition. The Company limits its risk by holding offsetting security or option positions. The Company records gains and losses from futures and options trading in principal transactions, net, on the statement of income.

GLICKENHAUS & CO.
(a partnership)

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

September 30, 2005

Credits - Partners' capital	$245,359,798
Debits:	
Nonallowable assets:	
Receivables from affiliates	20,761,507
Investments not readily marketable	6,188,856
Furniture, equipment and leasehold improvements, net	2,347,738
Exchange membership	251,700
Other assets	32,696,294
Commodity futures contracts and spot commodities/proprietary capital charges	92,182,636
Other deductions	321,229
Total debits	154,749,960
Net capital before haircuts on securities positions	90,609,838
Haircuts on securities positions	32,189,613
Net capital	58,420,225
Minimum net capital requirement	250,000
Excess net capital	$ 58,170,225

No differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.